UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of June, 2010

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

3-1, OTEMACHI 2-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

EXTRAORDINARY REPORT REGARDING MATTERS RESOLVED AT THE 25TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

On June 25, 2010, the registrant filed with the Director General of the Kanto Local Finance Bureau an Extraordinary Report regarding matters resolved at the registrant’s 25th ordinary general meeting of shareholders held on June 24, 2010 pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from any expectation of future results that may be derived from the forward-looking statements.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant, the economy and the telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The attached material is a translation of the Japanese original. The Japanese original is authoritative.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Koji Ito
	Name:	Koji Ito
	Title:	General Manager
Finance and Accounting Department

Date: June 25, 2010

1. Reasons for filing

At the 25th ordinary general meeting of shareholders of Nippon Telephone and Telegraph Corporation (“NTT”) held on June 24, 2010, matters were resolved as stated below. NTT is filing this Extraordinary Report pursuant to Article 24-5, Paragraph 4 of the Financial Instruments and Exchange Act and Article 19, Paragraph 2, Item 9-2 of the Cabinet Office Ordinance on Disclosure of Corporate Information, etc.

2. Matters to be reported

(1)	Date the ordinary general meeting of shareholders was held:

June 24, 2010

(2)	Matters resolved

First Item         Distribution of Retained Earnings as Dividends

1.	Type of asset to be distributed: Cash

2.	Matters relating to allotment of dividends and total amount of dividends to be distributed:

Per one share of NTT common stock:    60 yen

Total amount of dividends:      79,391,834,100 yen

3.	Date on which dividends become effective: June 25, 2010

Second Item    Election of Twelve Directors

Twelve directors were elected: Norio Wada, Satoshi Miura, Noritaka Uji, Hiroo Unoura, Kaoru Kanazawa, Yasuyoshi Katayama, Toshio Kobayashi, Hiroki Watanabe, Hiromichi Shinohara, Tetsuya Shoji, Takashi Imai and Yotaro Kobayashi. Takashi Imai and Yotaro Kobayashi are both outside directors.

(3)	Status of voting rights

Number of shareholders holding voting rights	999,834 shareholders

Total number of voting rights	13,212,814 voting rights

(4)	Number of voting rights exercised for approval, disapproval or abstention on matters resolved, requirements for adopting the resolutions and results thereof

Item	Approval(1)	Disapproval	Abstention	Total number of voting rights exercised(2)	Approval rate ((1)/(2))	Results of resolutions
First Item	10,121,192 voting rights	141,279 voting rights	10,546 voting rights	10,477,579 voting rights	96.60%	Adopted
Second Item
Norio Wada	9,845,739 voting rights	425,161 voting rights	2,115 voting rights	10,477,577 voting rights	93.97%	Adopted

Satoshi Miura	9,741,257 voting rights	529,303 voting rights	2,454 voting rights	10,477,576 voting rights	92.97%	Adopted

Noritaka Uji	9,817,603 voting rights	440,874 voting rights	14,536 voting rights	10,477,575 voting rights	93.70%	Adopted

Hiroo Unoura	9,817,603 voting rights	440,874 voting rights	14,536 voting rights	10,477,575 voting rights	93.70%	Adopted

Kaoru Kanazawa	10,027,619 voting rights	230,858 voting rights	14,536 voting rights	10,477,575 voting rights	95.71%	Adopted

Yasuyoshi Katayama	9,803,078 voting rights	455,398 voting rights	14,536 voting rights	10,477,574 voting rights	93.56%	Adopted

Toshio Kobayashi	10,046,694 voting rights	211,783 voting rights	14,536 voting rights	10,477,575 voting rights	95.89%	Adopted

Hiroki Watanabe	9,810,633 voting rights	447,844 voting rights	14,536 voting rights	10,477,575 voting rights	93.63%	Adopted

Hiromichi Shinohara	9,837,931 voting rights	420,545 voting rights	14,536 voting rights	10,477,574 voting rights	93.90%	Adopted

Tetsuya Shoji	9,838,029 voting rights	420,448 voting rights	14,536 voting rights	10,477,575 voting rights	93.90%	Adopted

Takashi Imai	9,958,084 voting rights	312,748 voting rights	2,182 voting rights	10,477,576 voting rights	95.04%	Adopted

Yotaro Kobayashi	10,003,677 voting rights	267,224 voting rights	2,114 voting rights	10,477,577 voting rights	95.48%	Adopted

(1)	Requirements for adopting each of the resolutions are as follows:

•	First Item: Majority vote of shareholders entitled to exercise their voting rights present at the meeting.

•

Second Item: Majority vote of shareholders present at the meeting at which the shareholders entitled to exercise their voting rights present hold shares representing in the aggregate one-third ( 1/3) or more of the total number of voting rights of shareholders.

(2)	“Total number of voting rights exercised” is the sum of the number of voting rights exercised in advance up to and including the day before the ordinary general meeting of shareholders plus the number of voting rights of shareholders who attended the meeting.

(5)	Reason for not adding certain voting rights held by shareholders attending the ordinary general meeting to the number of voting rights exercised for approval, disapproval or abstention of matters resolved

Since the sum of the number of voting rights exercised up to and including the day before the meeting and the number of voting rights held by principal shareholders whose votes had been confirmed on the day of the meeting met the approval requirements for all matters to be resolved, the number of voting rights held by shareholders attending the ordinary general meeting and exercised for approval, disapproval or abstention, other than those that could be confirmed, have not been added.